UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2013

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

70 Walnut Street

Wellesley Hills, MA 02481

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains Fleetmatics Group PLC’s interim report as of March 31, 2013 and for the three months ended March 31, 2013 and 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: May 15, 2013	By:	/s/ Stephen Lifshatz
	Name:	Stephen Lifshatz
	Title:	Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements (Unaudited) for the Three Months Ended March 31, 2013 and 2012.

99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2013 and 2012.

99.3	First Amendment of Lease between FleetMatics USA, LLC and US Carwash Inc. dated as of February 11, 2013.

99.4	First Amendment of Lease between The Jade Group, LLC and FleetMatics USA, LLC dated as of March 1, 2013.

99.5	Lease Agreement among Fleetmatics (UK) Limited, Fleetmatics Group PLC and The Prudential Assurance Company dated as of March 13, 2013.

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